UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

resTORbio, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76133L103

(CUSIP Number)

PureTech Health LLC

6 Tide Street

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76133L103

1	NAME OF REPORTING PERSONS PureTech Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% *
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

This percentage is calculated based upon 36,445,751 shares of common stock outstanding of resTORbio, Inc. (the “Issuer”) as of March 11, 2020, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2020.

SCHEDULE 13D

CUSIP No. 76133L103

1	NAME OF REPORTING PERSONS PureTech Health plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% *
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

This percentage is calculated based upon 36,445,751 shares of common stock outstanding of the Issuer as of March 11, 2020, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2020.

SCHEDULE 13D

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed by PureTech Health LLC (“PureTech Health”) and PureTech Health plc with the Securities and Exchange Commission (the “SEC”) on February 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on December 19, 2019 (“Amendment No.1” and, together with the Original Schedule 13D, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of resTORbio, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 500 Boylston Street, 12th Floor, Boston, MA 02116. The Common Stock is listed on the Nasdaq Global Select Market under the ticker symbol “TORC”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On April 29, 2020, PureTech Health sold an aggregate of 1,500,000 shares of Common Stock. As a result of such transaction, the percentage of outstanding shares of Common Stock that the Reporting Persons (as defined in Item 2) may be deemed to beneficially own were reduced by more than one percent of the Common Stock outstanding since the filing of Amendment No. 1. On April 30, 2020, PureTech Health sold an aggregate of 619,696 shares of Common Stock. As a result of such transaction, the Reporting Persons no longer beneficially own any shares of Common Stock. This Amendment No. 2 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by PureTech Health LLC (“PureTech Health”), a limited liability company organized under the laws of Delaware, and PureTech Health plc (“PureTech Health plc”), a public limited company organized under the laws of the United Kingdom (collectively, the “Reporting Persons”).

(b) The principal business address of PureTech Health and PureTech Health plc is 6 Tide Street, Boston, MA 02210.

(c) PureTech Health is a Limited Liability Company organized under the laws of the State of Delaware and PureTech Health plc is a public limited company organized under the laws of the United Kingdom. Each Reporting Persons is a biotechnology company dedicated to discovering, developing and commercialising highly differentiated medicines for devastating diseases.

(d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of the Reporting Persons is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

On January 25, 2018, the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission by the Issuer in connection with its initial public offering (“IPO”) was declared effective.

The closing of the IPO took place on January 30, 2018, and at such closing PureTech Health purchased 233,333 shares of Common Stock at the IPO price of $15.00 per Share.

The source of funds for such purchases was the working capital of PureTech Health.

Prior to the IPO, in March 2017, PureTech Health acquired 1,886,363 shares of Common Stock as founder shares at par value, the fair market value of the shares at the time of issuance.

In March, August and October 2017, PureTech Health acquired a total of 9,834,369 shares of the Issuer’s Series A Preferred Stock. Upon the closing of the Issuer’s initial public offering each share of Series A Preferred Stock automatically converted into shares of Common Stock on a 1.2804-to-1 ratio.

Between November 15, 2019 and December 18, 2019, PureTech Health sold an aggregate of 7,680,700 shares of Common Stock.

As a result of the transactions described in Item 1 and this Item 3, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure:

On April 29, 2020, PureTech Health sold an aggregate of 1,500,000 shares of Common Stock. On April 30, 2020, PureTech Health sold an aggregate of 619,696 shares of Common Stock. As a result of such transactions, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, the Reporting Persons no longer beneficially own any shares of Common Stock.

(b) Not applicable.

(c) The information contained in Items 1, 3 and 4 to this Schedule 13D is herein incorporated by reference. Except as disclosed herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on April 29, 2020.

Item 7. Materials to be filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit	Description

1.	Joint Filing Agreement among PureTech Health LLC and PureTech Health plc.

2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of November 29, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-222373), filed with the SEC on December 29, 2017).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2020

PURETECH HEALTH LLC

By:	/s/ Stephen Muniz
Name: Stephen Muniz
Title: Chief Operating Officer

PURETECH HEALTH PLC

By:	/s/ Stephen Muniz
Name: Stephen Muniz
Title: Chief Operating Officer

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

PURETECH HEALTH PLC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of PureTech Health plc are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with PureTech Health plc and (ii) the business address of each director and executive officer listed below is 6 Tide Street, Boston, MA 02210.

Name	Position with Reporting Person	Principal Occupation	Citizenship
Daphne Zohar	Chief Executive Officer and Director	Chief Executive Officer	United States of America

Raju Kucherlapati	Director	Professor, Harvard Medical School	United States of America

John LaMattina	Director	Pharmaceutical Executive	United States of America

Robert Langer	Director	Professor, Massachusetts Institute of Technology	United States of America

Marjorie Scardino	Director	Executive	United Kingdom

Bennett Shapiro	Director	Pharmaceutical Executive	United States of America

Christopher Viehbacher	Director	Managing Partner, Gurnet Point Capital	United States of America

Stephen Muniz	Chief Operating Officer and Director	Chief Operating Officer	United States of America

Joseph Bolen	Chief Scientific Officer	Chief Scientific Officer	United States of America

Bharatt Chowrira	President and Chief of Business and Strategy	President and Chief of Business and Strategy	United States of America

Eric Elenko	Chief of Research and Strategy	Chief of Research and Strategy	United States of America

Schedule II

The business and operations of PureTech Health LLC are managed by the executive officers and directors of its parent entity, PureTech Health plc, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement among PureTech Health LLC and PureTech Health plc.

2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of November 29, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-222373), filed with the SEC on December 29, 2017).